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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date April 3rd, 2002

By (Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

TELKOM

T-2001
Tekad meraih prestasi

PRESS RELEASE

No. TEL. 96/ PR000/UHI/2002

TELKOM ISSUES IDR AND US DOLLAR BONDS

Telkom hereby announced that it will issue Indonesian Rupiah and US Dollar bonds. The issuance of IDR Bonds will underwrite by Citicorp Sekuritas Indonesia, PT. Andalan Artha Advisindo, and PT. Danareksa Sekuritas Indonesia and issuance of US Dollar Bonds will underwrite by JP Morgan. Size of the issuance will be estimated 1 (one) Trillion Rupiah for IDR and 100 (one hundred) Million to 150 (one hundred fifty) Million Dollar for US Dollar bonds.

Bandung, April 3, 2002



Setiawan Sulistyono
Head of Investor Relation Unit

For further information please contact:

Investor Relation Unit
Telephone : 62-22-4527337; 62-22-4527341
Fax : 62-22-7104743

PT. TELEKOMUNIKASI INDONESIA, Tbk, - CORPORATE OFFICE
Jl. Japati No. 1 Bandung 40133 - Indonesia Phone, ++(62-22) 452.1510, Fax. ++(62-22) 4240313